As filed with the Securities and Exchange Commission on July 6, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Coca-Cola FEMSA, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

United Mexican States	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Guillermo González Camarena No. 600	Donald J. Puglisi
Centro de Ciudad Santa Fé	Puglisi & Associates
01210 México, D.F., México	850 Library Avenue, Suite 204
(52-55) 5081-5100	Newark, DE 19715, U.S.A.
(302) 738-6680
(Address and telephone number of Registrant’s principal executive offices)	(Name, address and telephone number of agent for service)

Copies to:

Jaime A. El Koury

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, New York 10006

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Shares of Series L (without par value, which may be evidenced by American Depositary Shares) (1)	98,840,861	$2.216	$219,031,347.98	$27,751.27
Rights to acquire shares of Series L (without par value, which may be evidenced by American Depositary Shares)	98,840,861	None	None	None

(1)	American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the common shares registered hereby have been registered under a separate registration statement on Form F-6. Each American Depositary Share represents ten Series L Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is incomplete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2004

PROSPECTUS

Offering of 98,840,861 Series L Shares

in the form of American Depositary Shares

COCA-COLA FEMSA, S.A. DE C.V.

We are offering up to 98,840,861 newly issued Series L Shares to holders of our Series L Shares and, in the form of American Depositary Shares or ADSs, to holders of our ADSs in a rights offering. Our Series L Shares have limited voting rights. Each ADS represents ten Series L Shares. Holders of record on     , 2004, which is the record date, will be entitled to subscribe for Series L Shares or ADSs, as applicable, in the offering.

Holders of Series L Shares will receive one Series L Share right evidencing the right to subscribe for 0.3650632 Series L Shares for each Series L Share you hold on the record date. In order to exercise your Series L Share right, you must pay a subscription price equal to the Mexican peso equivalent of U.S.$2.216 determined at the effective official exchange rate for transactions published in the Diario Oficial de la Federación (The Official Gazette of Mexico) on the date on which such subscription is made. As a result, the Mexican peso equivalent may vary based solely on changes in the published exchange rate prior to the expiration date.

Holders of ADSs will receive one ADS right evidencing the right to subscribe for 0.3650632 ADSs for each ADS you hold on the record date. In order to exercise your ADS right, you must pay a subscription price of U.S.$22.16 per ADS, plus an ADS issuance fee of U.S.$0.05 per ADS.

The offering will commence on     , 2004 at 8:00 a.m. Mexico City time (9:00 a.m. New York City time) and will expire on     , 2004 at 4:00 p.m. Mexico City time (5:00 p.m. New York City time). Rights to acquire the Series L Shares or the ADSs are not negotiable or transferable.

The Series L Shares are listed on the Mexican Stock Exchange under the symbol “KOFL,” and the ADSs are listed on the New York Stock Exchange under the symbol “KOF.” On     , 2004, the last reported sale price for the Series L Shares on the Mexican Stock Exchange was Ps.     (U.S.$     at an exchange rate of Ps.     per U.S. dollar, the exchange rate published on     , 2004 in the Diario Oficial de la Federación (The Official Gazette of Mexico)), and the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$      per ADS.

Series L Shares not subscribed for in the offering will be cancelled. If all of the Series L Shares, including in the form of ADSs, are subscribed for in the offering, Coca-Cola FEMSA will receive net proceeds of approximately U.S.$219,031,348, subject to exchange rate fluctuations. Holders of our other series of shares, in particular the subsidiaries of The Coca-Cola Company and of Fomento Económico Mexicano, S.A. de C.V., will not subscribe for Series L Shares or ADSs in the offering.

See “ Risk Factors” beginning on page 8 to read about factors you should consider before investing in the Series L Shares or ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    , 2004

WHERE YOU CAN FIND MORE INFORMATION ABOUT COCA-COLA FEMSA

We have filed with the Securities and Exchange Commission, which we refer to as the SEC, a registration statement on Form F-3 under the Securities Act of 1933. This prospectus does not contain all of the information included in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about Coca-Cola FEMSA and our Series L Shares and ADSs, you should refer to our registration statement and its exhibits. This prospectus summarizes the contents of contracts and other documents that we refer you to. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. As a foreign private issuer, we and our shareholders are exempt from some of the reporting requirements of the Securities Exchange Act of 1934, including the proxy solicitation rules, the rules regarding the furnishing of annual reports to stockholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file reports electronically with the SEC, which are available on the SEC’s website at www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on April 5, 2004;

•	our report on Form 6-K reporting results for the quarter ended March 31, 2004, submitted to the SEC on April 26, 2004;

•	the consolidated balance sheet of Corporación Interamericana de Bebidas, S.A. de C.V., formerly known as Panamerican Beverages, Inc. and subsidiaries, and which we refer to as Panamco, as of December 31, 2002 and 2001 and the related consolidated statements of operations, of shareholders’ equity and comprehensive income (loss) and of cash flows for each of the three years in the period ended December 31, 2002 included in its annual report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 28, 2003;

•	the condensed consolidated financial statements of Panamco included in its filing on Form 10-Q for the fiscal quarter ended March 31, 2003, filed with the SEC on May 6, 2003; and

•	any future filings on Form 6-K made by us with the SEC under the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of Series L Shares and ADSs that are identified in such forms as being incorporated into this prospectus.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost, by writing to us at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fé, Delegación Álvaro Obregón, Mexico, D.F., 01210, Mexico. Our telephone number at this location is (52-55) 5081-5121.

i

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE RIGHTS OFFERING

The terms and procedures of the rights offering are described in this prospectus under “Prospectus Summary—The Rights Offering” and “The Rights Offering.” You may refer any questions regarding the rights offering to the information agent:

Information Agent

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Telephone: (800) 322-2885 or (212) 929-5500

You may obtain copies of this prospectus and the documents incorporated by reference without charge from the information agent.

In addition, you may refer questions regarding the completion of the ADS subscription rights certificate to The Bank of New York, our ADS rights agent:

ADS Rights Agent

The Bank of New York

101 Barclay Street

New York, New York 10286

Telephone: (800) 507-9357

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2003, 2002 and 2001 are included in our annual report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this prospectus.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Mexico, which we refer to as Mexican GAAP. Mexican GAAP differs in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 25 and 26 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation to U.S. GAAP of net income, stockholders’ equity and certain other selected financial data.

Unless otherwise specified, we have presented financial data for all full-year periods included in our consolidated financial statements in constant Mexican pesos as of December 31, 2003. We have presented financial data as of March 31, 2004 and for the three-month periods ended March 31, 2004 and March 31, 2003 in constant Mexican pesos as of March 31, 2004. We believe that the effect of not restating the financial data for the full-year periods included in our consolidated financial statements in constant Mexican pesos as of March 31, 2004 would not be material, as the Mexican Consumer Price Index was 1.57% for the three-month period ended March 31, 2004.

This prospectus contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.11.174 to U.S.$1.00, the exchange rate quoted by dealers to us for the settlement of obligations in foreign currencies on March 31, 2004. On March 31, 2004 and on July     , 2004, the noon buying rates for Mexican pesos as published by the Federal Reserve Bank of New York were Ps.11.1830 to U.S.$1.00 and Ps.     to U.S.$1.00, respectively.

ii

We acquired Panamco on May 6, 2003. Unless otherwise indicated, our consolidated financial statements include Panamco only from May 2003. As a result, our consolidated financial statements for the year ended and as of December 31, 2003 and for the three months ended and as of March 31, 2004 are not comparable to prior periods. These financial statements may also not be comparable to subsequent periods, as Panamco is only included in our consolidated financial statements for eight months in 2003. We have, however, included in this prospectus an unaudited pro forma income statement which includes Panamco from January 1, 2003. We have prepared the unaudited pro forma financial information for information purposes only. It does not purport to indicate the results of operations that would actually have occurred had the transaction been in effect on the date indicated or which may be expected to be achieved in the future. The financial statements of Panamco incorporated by reference in this prospectus are prepared in accordance with U.S. GAAP and in U.S. dollars, and as such, are not comparable to our financial statements, which are presented in accordance with Mexican GAAP and in Mexican pesos.

Unless the context otherwise requires, the terms “Coca-Cola FEMSA,” “our company,” “we,” “us” and “our” are used in this prospectus to refer to Coca-Cola FEMSA, S.A. de C.V. and its subsidiaries on a consolidated basis. References herein to “U.S. dollars,” “U.S.$,” “dollars” or “$” are to the lawful currency of the United States of America. References herein to “Mexican pesos” or “Ps.” are to the lawful currency of Mexico.

iii

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and the documents incorporated by reference and does not contain all of the information that may be important to you. You should read carefully this entire prospectus and the documents incorporated by reference.

Our Business

We are the largest Coca-Cola bottler in Latin America, with our territories representing approximately 40% of Coca-Cola sales volumes in Latin America, and the second largest bottler of Coca-Cola trademark beverages in the world, calculated in each case by sales volume in unit cases sold in our territories in 2003. We operate in the following territories:

•	Mexico – a substantial portion of central Mexico (including Mexico City) and southeast Mexico (including the Gulf region).

•	Central America – Guatemala City and surrounding areas, Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia – most of the country.

•	Venezuela – nationwide.

•	Brazil – the area of greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias.

•	Argentina – federal capital of Buenos Aires and surrounding areas.

Our single most important brand is Coca-Cola, which accounted for 60.2% of our total consolidated sales volume in 2003. Fanta, Sprite, Lift and Fresca, our next largest brands in consecutive order, accounted for 5.1%, 3.1%, 2.4% and 2.1%, respectively, of sales volumes in 2003. We produce, market and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate. In addition to Coca-Cola trademark beverages, we produce, market and distribute certain other proprietary brands and beverages licensed from third parties other than The Coca-Cola Company in a variety of presentations.

In May 2003, we expanded our operations throughout Latin America by acquiring 100% of Panamco, then the largest soft drink bottler in Latin America in terms of sales volumes in 2002. Prior to the acquisition of Panamco, our territories consisted of parts of central and southeast Mexico and the federal capital of Argentina and surrounding areas. Through our acquisition of Panamco, we began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories.

The Coca-Cola Company and Fomento Económico Mexicano, S.A. de C.V., a Mexican holding company with interests in the beverages sector and other related businesses that we refer to as FEMSA, have significant influence on the conduct of our business and together possess the ability to control our company. The Coca-Cola Company indirectly owns all of our Series D Shares, representing 39.6% of our outstanding capital stock and 46.4% of our capital stock with full voting rights. FEMSA indirectly owns all of our Series A Shares, representing 45.7% of our capital stock and 53.6% of our capital stock with full voting rights. The remaining 14.7% of our capital stock consists of Series L Shares with limited voting rights, which are the subject of this offering, that trade on the Mexican Stock Exchange and, in the form of ADSs, on the New York Stock Exchange.

Our principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fé, Delegación Álvaro Obregón, Mexico, D.F., 01210, Mexico. Our telephone number at this location is (52-55) 5081-5100. Our website is www.cocacola-femsa.com.mx.

Recent Developments

On May 7, 2004, we obtained a favorable final ruling from a Mexican federal court allowing us to deduct losses in the amount of Ps.3,049.0 million arising from a sale of shares during 2002. As a result of the ruling, we expect to recover approximately Ps.1,330.3 million, which will increase our 2004 consolidated net income by approximately Ps.1,200 million. More than 85% of this increase will be in the form of a cash reimbursement and the balance will be in the form of a tax deduction.

On June 8, 2004 a group of Brazilian investors, among them Mr. José Luis Cutrale, a recently appointed member of our board of directors, made a capital contribution to our Brazilian operations in exchange for a 16.9% equity stake in these operations. Mr. Cutrale is a Brazilian entrepreneur with extensive experience in the Brazilian consumer products industry and is an international producer of fruit juices, with customers around the world, including The Minute Maid Company, a division of The Coca-Cola Company.

SELECTED FINANCIAL DATA

Historical

The following table presents selected financial data of our company. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, and the notes thereto included in our annual report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this prospectus. The selected financial data is presented on a consolidated basis, and is not necessarily indicative of our financial position or results of operations at or for any future date or period.

	Year Ended December 31,
	2003(1)(2)	2003(1)		2002		2001		2000		1999
	(millions of U.S. dollars or constant Mexican pesos at December 31, 2003, except per share data)
Income Statement Data:
Mexican GAAP
Net sales	$3,175.8	Ps.	35,486.8	Ps.	18,518.6	Ps.	17,636.5	Ps.	16,979.0	Ps.	15,205.9
Total revenues	3,197.5		35,729.4		18,667.5		17,771.6		17,052.7		15,253.9
Cost of sales	1,609.1		17,980.3		8,680.8		8,255.8		8,300.8		7,942.5
Gross profit	1,588.4		17,749.1		9,986.8		9,515.8		8,751.9		7,311.4
Operating expenses	987.9		11,038.7		5,319.3		5,351.0		5,405.5		4,819.9
Goodwill amortization	—		—		40.6		108.3		116.1		125.7
Income from operations	600.5		6,710.4		4,626.8		4,056.5		3,230.3		2,365.8
Net income	208.7		2,332.0		2,660.8		2,325.9		1,427.3		1,068.2
Majority net income	206.9		2,311.8		2,660.8		2,325.9		1,427.3		1,068.2
Majority income per share(3)	0.12		1.36		1.87		1.63		1.00		0.75
U.S. GAAP
Net sales	$3,175.8	Ps.	35,486.8	Ps.	18,187.7	Ps.	17,273.5	Ps.	16,604.0	Ps.	16,791.0
Total revenues	3,197.5		35,729.4		18,320.6		19,237.2		19,030.4		17,755.0
Income from operations(4)	565.8		6,322.8		4,388.1		3,941.0		3,277.6		2,421.2
Net income	205.7		2,298.4		2,624.4		2,392.1		1,604.7		1,223.8
Net income per share(3)	0.12		1.35		1.84		1.68		1.13		0.86

Balance Sheet Data:
Mexican GAAP
Total assets	$5,496.7	Ps.	61,419.8	Ps.	17,086.7	Ps.	15,116.8	Ps.	12,920.4	Ps.	12,040.4
Long-term debt	2,327.8		26,011.0		3,296.0		3,066.7		3,365.0		3,584.5
Capital stock	237.6		2,655.5		2,463.9		2,463.9		2,463.9		2,463.9
Majority stockholders’ equity	2,027.3		22,653.1		9,668.1		8,163.2		6,210.4		5,676.8
Total stockholders’ equity	2,041.9		22,816.6		9,668.1		8,163.2		6,210.4		5,676.8
U.S. GAAP
Total assets	$5,503.5	Ps.	61,496.1	Ps.	17,154.1	Ps.	15,764.8	Ps.	15,133.7	Ps.	14,358.4
Long-term debt	2,327.8		26,011.0		3,296.0		3,066.7		3,368.6		3,593.4
Capital stock	237.6		2,655.5		2,463.9		2,463.9		2,463.9		2,463.9
Total stockholders’ equity	1,973.2		22,048.9		9,294.4		8,208.5		7,441.3		6,322.1

Other Data:
Mexican GAAP
Depreciation(5)	$86.6	Ps.	967.5	Ps.	572.2	Ps.	638.3	Ps.	698.0	Ps.	587.8
Capital expenditures	171.0		1,910.4		1,409.7		865.3		966.8		1,817.7

U.S. GAAP
Depreciation(5)	$86.4	Ps.	965.6	Ps.	555.9	Ps.	716.1	Ps.	809.2	Ps.	710.8
Capital expenditures	171.0		1,910.4		1,394.3		1,001.7		1,088.6		1,146.7

(1)	Includes the new territories acquired in the Panamco acquisition from May 2003.
(2)	Translation to U.S. dollar amounts at an exchange rate of Ps.11.174 to U.S.$1.00 solely for the convenience of the reader.
(3)	For the years ended December 31, 1999 through December 31, 2002, computed on the basis of 1,425 million shares outstanding. For the year ended December 31, 2003, computed on the basis of 1,704.3 million shares outstanding, the weighted average shares outstanding during 2003 after giving effect to the capital increase in May 2003 in connection with the Panamco acquisition.
(4)	We include employee profit sharing as part of income from operations for purposes of U.S. GAAP.
(5)	Excludes breakage of bottles and cases (Ps.273.6 million in 2003) and amortization of other assets, and pension and seniority premiums (Ps.755.1 million in 2003). See the consolidated statements of changes in financial position included in our consolidated financial statements.

	Three Months Ended March 31, (unaudited)
	2004(1)	2004		2003
	(millions of U.S. dollars or constant Mexican pesos at March 31, 2003, except per share data)
Mexican GAAP
Net sales	$927.8	Ps.	10,367.4	Ps.	4,303.5
Total revenues	934.2		10,439.0		4,356.6
Cost of sales	482.2		5,388.4		2,100.6
Gross profit	452.0		5,050.5		2,256.0
Operating expenses	311.2		3,477.7		1,211.3
Bottler agreements amortization	—		—		5.9
Income from operations	140.7		1,572.7		1,038.8
Net income	77.7		868.6		490.9
Majority net income	77.7		868.4		490.9
Majority income per share	0.04		0.47		0.34
U.S. GAAP
Net sales	$927.8	Ps.	10,367.4	Ps.	4,274.2
Total revenues	934.2		10,439.0		4,325.2
Income from operations(2)	137.7		1,538.9		971.7
Net income	83.0		927.5		483.3
Net income per share	0.04		0.5		0.4

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.11.174 to U.S.$1.00 solely for the convenience of the reader.
(2)	We include employee profit sharing as part of income from operations for purposes of U.S. GAAP.

Pro Forma

The following table presents unaudited pro forma income statement information for our company giving effect to the acquisition of Panamco as if it had occurred on January 1, 2003. The unaudited pro forma income statement information should be read in conjunction with the unaudited income statement and related footnotes contained in this prospectus. See “Unaudited Pro Forma Income Statement.”

	Year Ended December 31, (unaudited)
	2003(1)	2003
	(millions of U.S. dollars or constant Mexican pesos at December 31, 2003, except per share data)
Mexican GAAP
Net sales	$3,911.8	Ps.	43,711.0
Total revenues	3,938.3		44,006.1
Cost of sales	2,009.7		22,456.4
Gross profit	1,928.6		21,549.7
Operating expenses	1,233.5		13,782.7
Income from operations	695.0		7,767.0
Net income	247.6		2,766.7
Majority net income	245.5		2,743.6
Majority income per share(3)	0.13		1.49
U.S. GAAP
Net sales	$3,911.8	Ps.	43,711.0
Total revenues	3,938.3		44,006.1
Income from operations(2)	654.7		7,315.5
Net income	243.5		2,721.2
Net income per share(3)	0.13		1.47

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.11.174 to U.S.$1.00 solely for the convenience of the reader.
(2)	We include employee profit sharing as part of income from operations for purposes of U.S. GAAP.
(3)	For the year ended December 31, 2003, computed on the basis of 1,846.4 million shares outstanding.

THE RIGHTS OFFERING

The offering	We are offering 98,840,861 newly issued Series L Shares in the rights offering in the form of Series L Shares and ADSs. Each ADS represents ten Series L Shares.

Record date

Holders of record of Series L Shares or ADSs on     , 2004 as of 4:00 p.m. Mexico City time (5:00 p.m. New York City time) will be entitled to purchase Series L Shares or ADSs, as applicable, in the offering.

Exercise period

The right to purchase Series L Shares or ADSs in the offering may be exercised at any time during the period commencing on     , 2004 at 8:00 a.m. Mexico City time (9:00 a.m. New York City time) and expiring on     , 2004 at 4:00 p.m. Mexico City time (5:00 p.m., New York City time). Any Series L Shares not subscribed for in the offering will be cancelled.

Rights non-transferable	The right to purchase Series L Shares or ADSs in the offering is not negotiable or transferable.

Exercise irrevocable	The exercise of the right to purchase by a holder is irrevocable and may not be cancelled or modified.

Offering to holders of Series L Shares:

Series L Shares rights offering

Holders of Series L Shares will receive one right to purchase 0.3650632 new Series L Shares for each Series L Share owned on the record date. Fractional Series L Shares will not be issued, and entitlements to Series L Shares will be rounded down to the nearest whole number.

Series L subscription price

Mexican peso equivalent of U.S.$2.216. The Series L subscription price is payable solely in Mexican pesos at the effective official exchange rate for transactions published in the Diario Oficial de la Federación (The Official Gazette of Mexico) on the date on which such subscription is made. As a result, the Mexican peso equivalent may vary based solely on changes in the published exchange rate prior to the expiration date.

Series L subscription procedure

Holders of Series L Shares may purchase Series L Shares in accordance with the subscription procedures of S.D. Indeval, S.A. de C. V. Instituto para el Depósito de Valores, which we refer to as Indeval.

Offering to holders of ADSs:

ADS rights offering

Holders of ADSs will receive one right to purchase 0.3650632 new ADSs for each ADS owned on the record date. Fractional ADSs will not be issued, and entitlements to ADSs will be rounded down to the nearest whole number.

ADS subscription price	U.S.$22.16 per ADS, plus an ADS issuance fee of U.S.$0.05 per ADS. The ADS subscription price is payable solely in U.S. dollars.

ADS subscription procedure

Holders of ADSs may exercise their right to purchase ADSs by completing and delivering the ADS subscription rights certificate, together with payment of the ADS subscription price, to The Bank of New York, as ADS rights agent, at any time during the exercise period.

Listings	The Series L Shares are listed on the Mexican Stock Exchange, and the Series L Shares purchased in the offering will be listed and traded on the Mexican Stock Exchange upon issuance.

The ADSs are listed on the New York Stock Exchange, and the ADSs purchased in the offering will be listed and traded on the New York Stock Exchange upon issuance.

Use of proceeds

The aggregate net proceeds will be used to pay fees and expenses related to the rights offering and the remainder will be used to prepay indebtedness incurred in connection with the Panamco acquisition.

Voting rights	Under our bylaws, the Series L Shares have limited voting rights.

Risk factors	See “Risk Factors” for information you should consider before exercising your right to purchase Series L Shares or ADSs in the offering.

RISK FACTORS

Risks Related to our Company

Our business depends on our relationship with The Coca-Cola Company.

Approximately 93.2% of our sales volumes in 2003 were derived from sales of Coca-Cola trademark beverages. We produce, market and distribute Coca-Cola trademark beverages through standard bottler agreements that cover all of our present territories. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of our business. See “—The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business.” Under our bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. Furthermore, in conjunction with The Coca-Cola Company, we prepare a three-year general business plan that is submitted to our board of directors for approval. The Coca-Cola Company may require that we demonstrate our financial ability to meet our plans and may terminate our rights to produce, market and distribute soft drinks in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to our marketing budget although they are not required to contribute a particular amount. In addition, we are prohibited from bottling any soft drink product or distributing other beverages without The Coca-Cola Company’s authority or consent. The Coca-Cola Company has the exclusive right to import and export Coca-Cola trademark beverages to and from our territories. We may not transfer control of the bottler rights of any of our territories without the consent of The Coca-Cola Company.

We depend on The Coca-Cola Company to renew our bottler agreements. Our bottler agreements for Mexico expire in 2005 and 2013, renewable in each case for ten-year terms. Our bottler agreements for Colombia, Brazil and Argentina expire in 2004, renewable in each case for five-year terms (except for Argentina, which is renewable for ten-year terms). Our remaining territories are governed by bottler agreements that expire after 2005 that have similar renewal periods. There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements. In addition, these agreements generally may be terminated in the event that we fail to comply with their terms. Non-renewal or termination would prevent us from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on our business, financial condition, prospects and results of operations.

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business.

The Coca-Cola Company and FEMSA have significant influence on the conduct of our business and together possess the ability to control our company. The Coca-Cola Company indirectly owns 39.6% of our outstanding capital stock, representing 46.4% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint four of our 18 directors and certain of our executive officers and, except under limited circumstances, has the power to veto significant decisions of our board of directors. FEMSA indirectly owns 45.7% of our outstanding capital stock, representing 53.6% of our capital stock with full voting rights. FEMSA is entitled to appoint 11 members of our board of directors and certain of our executive officers. The Coca-Cola Company and FEMSA together, or FEMSA acting alone in certain limited circumstances, thus have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, except in certain limited situations, have the power to determine the outcome of all actions requiring approval of our shareholders. The interests of The Coca-Cola Company and FEMSA may be different from the interests of our remaining shareholders, and they may cause us to take actions that are not in the interest of our remaining shareholders.

We have significant transactions with affiliates, particularly The Coca-Cola Company and FEMSA, that create potential conflicts of interest.

We engage in transactions with subsidiaries of both FEMSA and The Coca-Cola Company. Our transactions with FEMSA include supply agreements under which we purchase certain supplies and equipment, a service agreement under which a FEMSA subsidiary transports finished products from our production facilities to distribution facilities in Mexico and a service agreement under which a FEMSA subsidiary provides administrative services to our company. In addition, we have entered into cooperative marketing arrangements with The Coca-Cola Company and FEMSA. We are a party to a number of bottler agreements with The Coca-Cola Company and have also entered into a credit agreement with The Coca-Cola Company pursuant to which we may borrow up to U.S.$250 million for working capital and other general corporate purposes. Transactions with affiliates may create the potential for conflicts of interest, which could result in terms less favorable to us than could be obtained from an unaffiliated third party.

We have recently increased our leverage as a result of the Panamco acquisition.

In connection with the acquisition of Panamco, we incurred approximately Ps.26,352 million of debt (including existing debt of Panamco). Our total indebtedness as of December 31, 2003 was Ps.29,004 million. Our debt level is now significantly higher than it has been historically. The increase in debt may reduce the amount of cash otherwise available to us to invest in our business or meet our obligations and may prevent us in the future from pursuing acquisitions and other opportunities that may present themselves to us or from obtaining additional financing or completing refinancings on terms favorable to us.

We may not achieve expected operating efficiencies in the newly acquired territories.

Through the acquisition of Panamco, we acquired new territories in Mexico as well as in the following countries in which we have not historically conducted operations: Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil. Since the acquisition, we have undertaken a plan in the newly acquired territories to integrate our operations, to improve the utilization of assets across our territories and to implement the commercial strategies that we have historically applied in our territories in Mexico and Argentina. Conditions in these new territories are different from the conditions under which we have historically operated with less favorable consumption patterns than those experienced in Mexico and different and more challenging political and economic climates. In addition, distribution and marketing practices in our new territories differ from our historical practices. Several of these territories have a lower level of pre-sale as a percentage of total distribution than we are accustomed to having, and the product and presentation mix varies from territory to territory with customer preferences. There can be no assurance that our initiatives will reduce operating costs or maintain or improve sales in the near term or at all, which may adversely affect our sales growth and operating margins.

Competition could affect our business.

The beverage industry throughout Latin America is highly competitive. We face competition from other bottlers of soft drinks such as PepsiCo, Inc., which we refer to as PepsiCo, and from producers of low cost beverages or “B” brands. We also compete against beverages other than soft drinks such as water, fruit juice and sport drinks. Although competitive conditions are different in each of our territories, we compete principally in terms of price, packaging, consumer sale promotions, customer service and non-price retail incentives. There can be no assurances that we will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on our results of operations.

Our principal competitor in Mexico is The Pepsi Bottling Group, which we refer to as PBG. PBG is the largest Pepsi bottler worldwide and competes with Coca-Cola trademark beverages. We have also experienced stronger competition in Mexico from lower priced soft drinks in multi-serving presentations. In Argentina and Brazil, we compete against Companhia de Bebidas das Americas, commonly referred to as AmBev, the largest brewer in Latin America, which sells Pepsi products, in addition to a portfolio that includes local brands with flavors such as guaraná and proprietary beers. In each of our territories we compete against bottlers of Pepsi with various other bottlers and distributors of nationally and regionally advertised soft drinks as well as complementary beverages such as water, juice and sports drinks. In certain territories, we also compete against soft drink flavors that have a strong local presence.

A water shortage or a failure to maintain existing concessions could affect our business.

Water is an essential component of soft drinks. We obtain water from various sources in our territories, including springs, wells, rivers and municipal water companies. In Mexico, we purchase water from municipal water companies and pump water from our own wells pursuant to concessions granted by the Mexican government. We obtain the vast majority of the water used in our soft drink production in Mexico pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply. Our existing water concessions in Mexico may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from municipal water authorities. In our other territories, our existing water supply may not be sufficient to meet our future production needs and the available water supply may be adversely affected by shortage or changes in governmental regulations.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs, or that our concessions and permits will not be terminated or prove sufficient to meet our water supply needs.

Increases in the prices of raw materials may increase our cost of sales and may affect our results of operations.

Our most significant raw materials are concentrate, which we acquire from companies designated by The Coca-Cola Company, sweeteners and packaging materials. Prices for concentrate are determined by The Coca-Cola Company pursuant to our bottler agreements as a percentage of the weighted average retail price, net of applicable taxes. The prices for our remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. We are also required to use only suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in which we operate, while the prices of certain materials used in the bottling of our products, mainly aluminum cans and plastic bottles, are paid in or determined with reference to the U.S. dollar and therefore may increase if the U.S. dollar appreciates against the currency of any country in which we operate, particularly against the Mexican peso.

After concentrate, packaging and sweeteners constitute the largest portion of our raw material costs. Sugar prices in all of the countries in which we operate other than Brazil are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar. In Mexico, sugar prices increased approximately 8% in 2003, and our ability to substitute other sweeteners has been limited by the imposition of a 20% excise tax on carbonated soft drinks produced with non-sugar sweeteners. In Venezuela, there was a shortage of sugar during the second half of 2003 due to the inability of the main sugar importers to access foreign currencies as a result of the exchange controls implemented at the beginning of 2003.

We cannot assure you that our raw material prices will not increase in the future. Increases in the prices of raw materials will increase our cost of sales and adversely affect our results of operations.

Taxes on soft drinks could affect our business.

Our products are subject to excise and value-added taxes in many of the countries in which we operate. The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, prospects, financial conditions and results of operations. Mexico recently implemented a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener. Certain countries in Central America, Argentina and Brazil have also imposed taxes on our products. We can give no assurance that any governmental authority in any country where we operate will not impose or increase any such taxes in the future.

Regulatory developments may have an effect on our business.

We are subject to regulation in each of the territories in which we operate. The principal areas in which we are subject to regulation are environment, labor, taxes and antitrust. The adoption of new laws or regulations in the countries in which we operate may increase our operating costs or impose restrictions on our operations. In particular, environmental standards became more stringent recently in several of the countries in which we operate, and we are in the process of complying with these new standards.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. The imposition of these restrictions may have an adverse effect on our results of operations and financial position. Although Mexican bottlers have been free to set prices for carbonated soft drinks without governmental intervention since January 1996, such prices were once subject to statutory price controls and, later, to voluntary price restraints, which effectively limited our ability to increase prices in the Mexican market without governmental consent. We can give no assurance that governmental authorities in any country where we operate will not impose voluntary price restraints or statutory price controls.

Risks Related to the Series L Shares and the ADSs

Upon completion of the offering, you will own a smaller proportional interest in our company if you do not fully exercise your rights.

If you do not fully exercise your rights you will, at the completion of the offering, own a smaller proportional interest in our company than you owned prior to the offering. Although we cannot state the amount of this decrease in value because we do not know how many shares will be sold, dilution could be substantial.

Holders of our Series L Shares have limited voting rights.

Holders of our Series L Shares are entitled to vote only in limited circumstances. They generally may elect three of our 18 directors and are only entitled to vote on specific matters, including changes in our corporate form, certain mergers involving our company and the cancellation of the registration of our shares. See “Description of Our Series L Shares—Voting Rights; Transfer Restrictions.” In addition, we can give no assurance that holders of our ADSs will receive notice of shareholders’ meetings from The Bank of New York, the depositary for our ADSs, which we refer to as the ADS depositary with sufficient time to enable holders to return voting instructions to the ADS depositary, in a timely manner.

Holders of ADSs are not entitled to attend shareholders’ meetings and they may only vote through the ADS depositary.

Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the ADS depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

Holders of our ADSs may not be able to participate in any future preemptive rights offerings and as a result may be subject to a dilution of their equity interests.

Our Series L Shares are traded on the New York Stock Exchange in the form of ADSs. Under Mexican law, if we issue new shares for cash as a part of a capital increase, we must generally grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally offer or sell shares to holders of our ADSs in the United States pursuant to any preemptive rights offering (or otherwise) unless (i) we file a registration statement with the SEC with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. In addition, under current Mexican law, sales by the ADS depositary of preemptive rights and distribution of the proceeds from such sales to ADS holders are not possible. See “Description of Our Series L Shares—Preemptive Rights.”

At the time of any capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement. If we do not file a registration statement with the SEC, our ADS holders in the United States may not be able to participate in any preemptive rights offering and their equity interest would be diluted proportionately.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on these persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

The protections afforded to minority shareholders in Mexico are different from those in the United States.

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial condition and results of operations.

We are a Mexican corporation, and our Mexican operations are our single most important geographic segment. In the past, Mexico has experienced both prolonged periods of weak economic conditions and dramatic deteriorations in economic conditions that have had a negative impact on our company. There can be no assurances that such conditions will not return or that such conditions will not have a material adverse effect on our financial condition and results of operations.

Our business may be significantly affected by the general condition of the Mexican economy, the rate of inflation and interest rates. Decreases in the growth rate of the Mexican economy, periods of negative growth, and increases in inflation or interest rates may result in lower demand for soft drink beverages, lower real pricing or a shift to lower margin products or lower margin presentations. Because a large percentage of our costs are fixed costs, we may not be able to reduce costs and expenses, and our profit margins may suffer as a result. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding and have an adverse effect on our financial position and results of operations.

Depreciation of the Mexican peso relative to the U.S. dollar could affect our financial condition and results of operations.

A depreciation of the Mexican peso relative to the U.S. dollar would increase the cost to us of a portion of our raw materials, the price of which is paid in or determined with reference to U.S. dollars and debt obligations denominated in U.S. dollars and thereby may negatively affect our net results. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future. To the extent that there are currency fluctuations, they are likely to have an effect on our financial condition, results of operations and cash flows in future periods.

Political events in Mexico could affect our operations.

Mexican political events may also significantly affect our operations. In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Acción Nacional (the National Action Party) or PAN, won the presidency. Although his victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party) or PRI, neither the PRI nor the PAN succeeded in securing a majority in the Mexican congress. In elections in 2003, the PAN lost additional seats in the Mexican congress and state governships. The resulting legislative gridlock has impeded the progress of reforms in Mexico, which may adversely affect economic conditions in Mexico or our results of operations. During 2004, there will be elections for governors in ten of 32 states and for local congresses in 14 states.

Developments in other Latin American countries in which we operate may affect our business.

In addition to Mexico, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. These countries expose us to different or greater country risk than Mexico. For many of these countries, operating results in recent years have been adversely affected by deteriorating macroeconomic and political conditions. In Venezuela and Argentina, significant economic and political instability, including a contracting economy, a drastic currency devaluation, high unemployment, the introduction of exchange controls and social unrest have resulted in higher production costs and declining net sales. In Colombia, we have experienced limited disruptions in production and distribution as a result of political instability.

Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate, by the devaluation of the local currency, inflation or interest rates or by political developments or changes in law. Devaluation of the local currency against the U.S. dollar may increase the operating costs in that country, and a depreciation against the Mexican peso may negatively affect the results of that country as reported in our Mexican GAAP financial statements. In addition, some of these countries may impose exchange controls that could impact our ability to purchase raw materials in foreign currencies and the ability of the subsidiaries in these countries to remit dividends abroad or make payments other than in local currencies, as is currently the case in Venezuela under regulations imposed in January 2003. As a result of these potential risks, we may experience lower demand, lower real pricing or increases in costs, which may negatively impact our results of operations.

USE OF PROCEEDS

Assuming all of the new Series L Shares and ADSs are purchased in the offering, our net proceeds from the offering will be approximately U.S.$219,031,348. The Series L subscription price will be payable in Mexican pesos, and the actual amount we receive from the subscription of new Series L Shares is subject to fluctuations in exchange rates prior to the expiration date. Nonetheless, there can be no assurance that any person will subscribe for Series L Shares or ADSs in the offering. The aggregate net proceeds will be used by Coca-Cola FEMSA to pay fees and expenses related to the rights offering, and the remainder will be used to prepay indebtedness incurred in connection with the Panamco acquisition.

CAPITALIZATION

The following table sets forth our consolidated capitalization under Mexican GAAP as of March 31, 2004 on an actual basis and on a pro forma basis as adjusted to reflect the completion of the offering, assuming all of the new Series L Shares and ADSs are purchased in the offering.

	As of March 31, 2004 (millions of Mexican pesos)
	Actual		Pro Forma As Adjusted
Short-term debt	Ps.	2,007.2	Ps.	2,007.2
Long-term debt		25,587.7		23,140.2

Majority Shareholders’ equity
Capital stock		2,697.1		2,741.0
Additional paid in capital		11,539.8		13,943.4
Retained earnings from prior years		11,416.5		11,416.5
Net income for the period		868.4		868.4
Cumulative translation adjustment		955.7		955.7
Cumulative result of holding nonmonetary assets		(3,965.6)		(3,965.6)

Total majority shareholders’ equity		23,511.9		25,959.4

Total capitalization		51,106.8		51,106.8

UNAUDITED PRO FORMA INCOME STATEMENT

We prepared the following unaudited pro forma consolidated income statement information for the year ended December 31, 2003 to illustrate the estimated effects of our acquisition of 100% of Panamco on May 6, 2003, as if the acquisition had occurred on January 1, 2003.

The unaudited pro forma financial information was prepared in accordance with Mexican GAAP. A reconciliation of unaudited pro forma majority net income to U.S. GAAP is provided in the notes below.

We have prepared the unaudited pro forma financial information for information purposes only. It does not purport to indicate the results of operations that would actually have occurred had the transaction been in effect on the date indicated or which may be expected to be achieved in the future.

The following unaudited pro forma financial information should be read in conjunction with “Operating and Financial Review and Prospects” and Notes 25 and 26 to our consolidated financial statements for the year ended December 31, 2003, each of which is contained in our annual report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this prospectus.

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries

MEXICO, D.F.

Unaudited Pro Forma Consolidated Income Statement (Mexican GAAP)

For the year ended December 31, 2003

Amounts expressed in thousands of constant Mexican Pesos (Ps.)

	Coca-Cola FEMSA Income Statement		Panamco Income Statement		Pro forma Adjustments			Pro Forma
Net sales	Ps.	35,486,829	Ps.	8,224,123	Ps.			Ps.	43,710,952
Other operating revenues		242,588		52,573					295,161

Total revenues		35,729,417		8,276,696					44,006,113
Cost of sales		17,980,349		4,496,716		(20,670)	(2(a))		22,456,395

Gross profit		17,749,068		3,779,980		20,670			21,549,718

Operating expenses:
Administrative		2,333,900		608,461		(4,291)	(2(a))		2,938,070
Selling		8,704,808		2,191,336		(51,490)	(2(a))		10,844,654

		11,038,708		2,799,797		(55,781)			13,782,724

Income from operations		6,710,360		980,183		76,451			7,766,994

Integral result of financing:
Interest expense		1,551,452		317,408		319,352	(2(b))		2,188,212
Interest income		(227,039)		(53,167)					(280,206)
Foreign exchange (gain) loss, net		2,027,922		237,334		(59,578)	(2(b))		2,205,678
(Gain) loss on monetary position		(870,843)		(294,943)		(229,185)	(2(b))		(1,394,971)

		2,481,492		206,632		30,589			2,718,713

Other expense, net		238,586		98,982		(23,314)	(2(a))		314,254

Income for the year before income taxes and employee profit sharing		3,990,282		674,569		69,176			4,734,027
Income taxes and employee profit sharing		1,658,229		280,713		28,362	(2(c))		1,967,304

Net income for the year	Ps.	2,332,053	Ps.	393,856	Ps.	40,814		Ps.	2,766,723

Minority net income		20,211		2,960					23,171
Majority net income	Ps.	2,311,842	Ps.	390,896	Ps.	40,814		Ps.	2,743,552

Weighted average shares outstanding (in thousands)		1,704,250				142,124	(2(d))		1,846,374
Majority net income per share	Ps.	1.36						Ps.	1.49

The accompanying notes are an integral part of this unaudited pro forma consolidated income statement.

Note 1. Acquisition of Panamco

On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamco. At the acquisition date, Panamco produced and distributed Coca-Cola trademark beverages in its bottling territories in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil, along with bottled water and other beverages in some of these territories, and distributed beer in Brazil.

The results of Panamco’s operations for the period from May 1, 2003 to December 31, 2003 were included in the consolidated financial statements of Coca-Cola FEMSA and subsidiaries for the year ended December 31, 2003.

The purchase price of the acquisition was Ps.29,518,105. As part of the acquisition, we assumed Ps.9,084,963 of net debt and incurred transaction costs of Ps.388,436. We accounted for the acquisition by the purchase method and allocated the purchase price to the fair value of the assets acquired and the liabilities assumed. The fair value adjustments included the recognition of an intangible asset with an indefinite life for a total amount of Ps.33,419,830 named “Rights to produce and distribute Coca-Cola trademark products” and the reduction to fair value of certain assets consisting primarily of facilities that we consider non-strategic as well as the elimination of certain intangible assets that were generated from acquisitions previously effected by Panamco.

The acquisition was financed as follows:

•	an equity contribution from FEMSA of Ps.2,778,674 through the issuance of 117,328,519 shares of the Company;

•	an exchange of The Coca-Cola Company’s equity interests in Panamco valued at Ps.7,040,868 for 304,045,678 new shares of Coca-Cola FEMSA;

•	cash of Ps.2,820,351; and

•	new debt denominated in both Mexican pesos and U.S. dollars totaling Ps.17,266,648.

Note 2. Pro Forma Information

The columns presented in the unaudited pro forma income statement represent the following:

Coca-Cola FEMSA Income Statement

This column reflects the historical audited consolidated income statement of Coca-Cola FEMSA and subsidiaries for the year ended December 31, 2003 contained in our annual report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this prospectus.

Panamco Income Statement

This column reflects the consolidated income statement of Panamco and subsidiaries for the period from January 1, 2003 to April 30, 2003, presented on a Mexican GAAP basis and incorporating the accounting policies of Coca-Cola FEMSA.

Pro forma Adjustments

This column reflects the pro forma adjustments, which are as follows:

a.	The fair value adjustments to Panamco’s assets discussed in Note 1 resulted in a decrease in depreciation and amortization, in cost of sales, administrative expenses, selling expenses and other expenses of an aggregate amount of Ps.99,765. These adjustments resulted mainly from our reduction of the historical book values of the Panamco assets prior to the acquisition to their fair value at the time of the acquisition.

b.

Pro forma adjustments to the integral result of financing include a net increase of interest expense, as well as a foreign exchange gain and a gain on monetary position. The net increase in interest expense resulted from the assumption of new debt to finance the Panamco acquisition and was, partially offset by the reduction of interest expense resulting from the retirement of certain of Panamco’s pre-acquisition debt. The U.S. dollar denominated debt used to acquire Panamco resulted in a foreign exchange gain due to the appreciation of the Mexican peso against the U.S. dollar during the period from January 1, 2003 to April 30, 2003. The gain on monetary position resulted from the effect of Mexican inflation on the debt used to acquire Panamco during the period from January 1, 2003 to April 30, 2003.

c.	Pro forma adjustments to income taxes and employee profit sharing resulted from the application of the statutory rates to the adjustments described above.

d.	The pro forma adjustment to the weighted average shares outstanding resulted from the assumption that the issuance of shares by Coca-Cola FEMSA in connection with the acquisition of Panamco occurred on January 1, 2003.

Pro Forma

This column is the sum of the previous three columns and reflects the results of Coca-Coca FEMSA as if the acquisition of Panamco had occurred on January 1, 2003.

Note 3. Reconciliation of Mexican GAAP to U.S. GAAP

Our unaudited pro forma information was prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. A detailed description of the reconciling items and a reconciliation of the income from Mexican GAAP to U.S. GAAP are included in Notes 25 and 26, respectively, to our consolidated financial statements for the year ended December 31, 2003, each of which is contained in our annual report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this prospectus.

A reconciliation of unaudited pro forma majority net income on the basis of Mexican GAAP to U.S. GAAP is presented below:

	2003
Pro forma majority net income under Mexican GAAP	Ps.	2,743,552
U.S. GAAP adjustments:
Deferred promotional expenses		(100,923)
Restatement of imported machinery and equipment		7,763
Capitalization of integral result of financing		(5,847)
Financial instruments		7,396
Deferred income taxes		115,947
Deferred employee profit sharing		(45,247)
Pension plan		(1,478)

Total adjustments		(22,389)

Pro forma net income under U.S. GAAP	Ps.	2,721,163

THE RIGHTS OFFERING

We are offering up to 98,840,861 Series L Shares, including Series L Shares issued in the form of ADSs, in a rights offering in accordance with Mexican law and the resolution of the shareholders meeting of Coca-Cola FEMSA dated December 20, 2002, to holders of our Series L Shares and ADSs. In connection with our acquisition of Panamco, on May 6, 2003, FEMSA indirectly acquired 117,328,519 of our Series A Shares by contributing cash, and The Coca-Cola Company indirectly acquired 304,045,678 of our Series D Shares by indirectly contributing shares of Panamco, in each case at a price per Series L Share equal to U.S.$2.216 (equivalent to U.S.$22.16 per ADS). As a result of the subscription by FEMSA and The Coca-Cola Company, the outstanding Series L Shares were reduced from approximately 19.0% of our capital stock to approximately 14.7% of our capital stock.

The purpose of this offering is to permit holders of Series L Shares, including in the form of ADSs, to subscribe for additional Series L Shares and ADSs on a proportionate basis at the same purchase price of U.S.$2.216 per Series L Shares (U.S.$22.16 per ADS). As a result, in the offering holders of Series L Shares will receive one right to purchase 0.3650632 new Series L Shares for each Series L Share held by them, and holders of ADSs will receive one right to purchase 0.3650632 new ADSs for each ADS held by them. Assuming all of the Series L Shares and ADSs are subscribed for in the offering, after giving effect to the offering, the outstanding Series L Shares would constitute 19.0% of our capital stock.

At a meeting of our shareholders on December 22, 2002, the terms of the offering were authorized. On     , 2004, we set a record date of     , 2004, which is the date as of which holders of record of our Series L Shares and ADSs are entitled to subscribe for new Series L Shares or ADSs in the offering.

Series L Shares not subscribed for in the offering will be cancelled. The subsidiaries of FEMSA and of The Coca-Cola Company that hold other series of our capital stock will not subscribe for Series L Shares or ADSs in the offering.

Under Mexican law, the right to purchase new Series L Shares or ADSs in the offering is not negotiable or transferable. As a result, there will be no separate trading in the rights in either Mexico or the United States.

Offering of Series L Shares

Summary timetable

The summary timetable below lists some important dates relating to the offering of new Series L Shares in the rights offering:

Series L record date — date for determining holders of Series L Shares entitled to subscribe for new Series L Shares — 4:00 p.m. Mexico City time	, 2004
Series L commencement date — beginning of period during which holders of Series L Shares can subscribe for new Series L Shares — 8:00 a.m. Mexico City time	, 2004
Series L expiration date — end of period during which holders of Series L Shares can subscribe for new Series L Shares — 4:00 p.m. Mexico City time	, 2004
Series L Shares evidencing new Series L Shares delivered as soon as practicable after	, 2004

Series L record date

The record date for the determination of holders of Series L Shares entitled to subscribe for new Series L Shares in the offering is     , 2004. Only holders of record of Series L Shares at 4:00 p.m. Mexico City time on the record date will be entitled to subscribe for new Series L Shares in the offering.

Series L right to subscribe

Beginning on the commencement date of the offering on     , 2004 at 8:00 a.m. Mexico City time and continuing through the expiration date of the offering on     , 2004 at 4:00 p.m. Mexico City time, each holder of

Series L Shares will receive one right to purchase 0.3650632 new Series L Shares for each Series L Share held on the record date at the Series L subscription price. If you do not exercise your right to subscribe for new Series L Shares prior to the expiration date, your right to subscribe for new Series L Shares will expire and you will have no further rights.

Series L subscription price

The Series L subscription price is the Mexican peso equivalent of U.S.$2.216, and will be determined based on the effective official exchange rate for transactions published in the Diario Oficial de la Federación (The Official Gazette of Mexico) on the date on which such subscription is made. As a result, the Mexican peso equivalent may vary based solely on changes in the published exchange rate prior to the expiration date. You must pay the Series L subscription price in Mexican pesos.

Series L subscription procedures

The exercise of the right to subscribe for new Series L Shares is irrevocable and may not be canceled or modified. You may exercise your right to subscribe for new Series L Shares as follows:

Subscription by eligible account holders at Indeval. If you are an eligible account holder at Indeval, that holds Series L Shares, then the procedures of Indeval will determine the manner in which you will (i) give instructions that the Series L Shares are to be purchased for your account in the offering; (ii) provide funds for the payment of the subscription price of the Series L Shares; and (iii) receive confirmation of the delivery of the Series L Shares for your account.

Subscription by beneficial owners. If you are a beneficial owner of Series L Shares and wish to subscribe for Series L Shares but are not an eligible account holder in Indeval you should timely contact the securities intermediary through which you hold Series L Shares to arrange for payment of the Series L subscription price in Mexican pesos prior to the Series L expiration date.

Fractional Series L Shares

Fractional Series L Shares will not be issued, and the right of holders of Series L Shares to subscribe for new Series L Shares will be rounded down to the nearest whole number. Purchases will be accepted for full new Series L Shares only, although holders may exercise their right to subscribe for new Series L Shares in whole or in part. As a result of the rounding, holders must own at least three Series L Shares to acquire one new Series L Share.

Delivery of Series L Shares

Promptly after the expiration date of the offering, we will deliver to Indeval a global certificate for the Series L Shares purchased in the offering, including Series L Shares represented by new ADSs, against payment of the aggregate purchase price for all subscribed Series L Shares.

Offering of ADSs

Summary timetable

The summary timetable below lists some important dates relating to the offering of new ADSs in the rights offering:

ADS record date — date for determining holders of ADSs receiving rights — 5:00 p.m. New York City time	, 2004
ADS rights commencement date — beginning of period during which ADS holders can subscribe for new ADSs — 9:00 a.m. New York City time	, 2004
ADS rights expiration date — end of period during which ADS holders can subscribe for new ADSs — 5:00 p.m. New York City time	, 2004
ADRs evidencing new ADSs delivered as soon as practicable after	, 2004

The Bank of New York, the depositary for our ADSs, will act as ADS rights agent in respect of the new ADSs offered hereby. The following is a summary of the important provisions of the rights agent agreement between us and the ADS rights agent, pursuant to which holders of ADSs will be entitled to subscribe for the new ADSs.

ADS record date

The record date for the determination of holders of ADSs entitled to subscribe for new ADSs in the offering is     , 2004. Only holders of record of ADSs at 5:00 p.m. New York City time on the record date will be entitled to subscribe for new ADSs in the offering.

ADS right to subscribe

Beginning on the commencement date of the offering on     , 2004 at 9:00 a.m. New York City time and continuing through the expiration date of the offering on     , 2004 at 5:00 p.m. New York City time, each holder of ADSs will receive one right to purchase 0.3650632 new ADSs for each ADS held on the record date at the ADS subscription price. If you do not exercise your right to subscribe for new ADSs prior to the expiration date within the ADS rights exercise period, your right to subscribe for new ADSs will expire and you will have no further rights.

ADS rights agent

The Bank of New York, which is the ADS depositary under our deposit agreement, is acting as the ADS rights agent to accept the exercise of the right to subscribe for the new ADSs offered hereby.

ADS subscription price

The ADS subscription price is U.S.$22.16 per ADS, plus an ADS issuance fee of U.S.$0.05 per ADS. You must pay the ADS subscription price in U.S. dollars prior to the ADS rights expiration date.

Fractional ADSs

Fractional ADSs will not be issued, and the right of holders of ADS to subscribe for new ADSs will be rounded down to the nearest whole number. Purchases will be accepted for full new ADSs only, although holders may exercise their right to subscribe for new Series L Shares in whole or in part. As a result of rounding, holders must own at least three ADSs to acquire one new ADS.

ADS subscription procedures

The exercise of the right to subscribe for new ADSs is irrevocable and may not be canceled or modified. You may exercise your right to subscribe for new ADSs as follows:

Subscription by DTC participants. If you hold ADSs through The Depository Trust Company, which were refer to as DTC, you can exercise your right to subscribe for new ADSs by delivering completed subscription instructions for new ADSs through DTC’s PSOP Function on the “agent subscriptions over PTS” procedure and instructing DTC to charge your applicable DTC account for the ADS subscription price for the new ADSs and to deliver such amount to the ADS rights agent. DTC must receive the subscription instructions and the payment of the ADS subscription price for the new ADSs by the ADS rights expiration date.

Subscription by registered ADS holders. If you are a registered holder of ADSs, you can exercise your ADS rights by delivering to the ADS rights agent a properly completed ADS subscription rights certificate and paying in full the estimated ADS subscription price for the new ADSs. You may make such payment by a check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to “The Bank of New York,” as ADS rights agent.

The properly completed ADS subscription rights certificate and payment should be delivered to:

By hand or overnight courier:	By mail:
The Bank of New York Tender and Exchange Department 101 Barclay Street Receive and Deliver Window New York, NY 10286	The Bank of New York Tender and Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248

For additional information, contact: The Bank of New York by telephone (800) 507-9357

The ADS rights agent must receive the ADS subscription rights certificate and payment of the ADS subscription price on or before the ADS rights expiration date. Deposit in the mail will not constitute delivery to the ADS rights agent. The ADS rights agent has discretion to refuse to accept any improperly completed or unexecuted ADS subscription rights certificate.

Subscription by beneficial owners. If you are a beneficial owner of ADSs and wish to subscribe for new ADSs but are neither a DTC participant nor a registered holder of ADSs, you should timely contact the securities intermediary through which you hold ADSs to arrange for their exercise and to arrange for payment of the ADS subscription price in U.S. dollars.

The ADS rights agent will determine all questions about the timeliness, validity, form and eligibility of exercising the right to subscribe for new ADSs. We, in our sole discretion, may waive any defect or irregularity, or permit you to correct a defect or irregularity within the time we determine. ADS subscription rights certificates will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the ADS rights agent has to notify you of any defect or irregularity in submitting ADS subscription rights certificate. We and the ADS rights agent will not incur any liability for failing to do so.

You will elect the method of delivering the ADS subscription rights certificate and paying the subscription price to the ADS rights agent, and you will bear any risk associated with it. If you send the ADS subscription rights certificate or payment by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent and clearance of payment before the appropriate time.

Delivery of ADSs

The ADS depositary will issue and deliver ADSs purchased pursuant to the ADS rights offering as soon as practicable after the receipt of Series L Shares by the depositary’s custodian. New ADSs will rank equally in all respects with existing ADSs.

TAXATION

General

The following summary contains a description of the material U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our new Series L Shares or new ADSs by certain holders.

This summary is based upon tax laws of the United States and Mexico as in effect on the date of this prospectus, including the provisions of the income tax treaty between the United States and Mexico, which we refer to in this prospectus as the Tax Treaty, all of which are subject to change. The summary does not address any tax consequences under the laws of any state or locality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of the Series L Shares or ADSs should consult their tax advisers as to the Mexican and U.S. tax consequences of the purchase, ownership and disposition of Series L Shares or ADSs, including, in particular, the effect of any foreign (non-Mexican and non-U.S.), state or local tax laws.

U.S. Federal Income Tax Considerations

For purposes of this description of the U.S. federal income tax consequences, holders of Series L Shares or ADSs that are citizens or residents of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Series L Shares or ADSs are referred to as U.S. holders. This description does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase the Series L Shares or ADSs. In particular, this discussion does not address all U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, investors who hold the Series L Shares or ADSs as part of a hedge, straddle, conversion or integrated transaction or investors who have a “functional currency” other than the U.S. dollar. This summary deals only with U.S. holders that will hold the Series L Shares or ADSs as capital assets, but does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares (including Series L Shares) of our company.

Grant, Exercise and Lapse of Rights

In general, U.S. holders of Series L Shares and ADSs who receive rights to acquire Series L Shares or ADSs will not be subject to any U.S. federal income tax consequences as a result of the grant, exercise or lapse of the rights.

Ownership of Series L Shares and ADSs

In general, for U.S. federal income tax purposes, U.S. holders of Series L Shares and ADSs will be treated as the owners of the Series L Shares comprising the Series L Shares and ADSs.

Taxation of Dividends and Stock Distributions

The gross amount of any dividends paid with respect to the Series L Shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the Series L Shares, or by the ADS depositary, in the case of the Series L Shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, which we refer to as a PFIC, foreign personal holding company, which we refer to as a FPHC, or foreign investment company, which we refer to as a FIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the company’s audited financial statements and relevant market and shareholder data, the company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on the company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the company does not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Series L Shares will be treated as qualified dividends, because the Series L Shares are not themselves listed on a U.S. exchange. In addition, the U.S. Department of the Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the company will be able to comply with them. U.S. holders of Series L Shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends generally will constitute foreign source “passive income” or, in the case of certain U.S. holders, “financial services income” for U.S. foreign tax credit purposes. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L Shares, or by the ADS depositary, in the case of the Series L Shares represented by ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt.

Distributions of additional shares to U.S. holders with respect to the Series L Shares (and accompanying distributions with respect to ADSs) that are made as part of a pro rata distribution to all of our shareholders and for which there is no option to receive other property, generally will not be subject to U.S. federal income tax.

A holder of Series L Shares or ADSs that is, with respect to the United States, a foreign corporation or a non-U.S. holder will not be subject to U.S. federal income or withholding tax on dividends received on Series L Shares (or with respect to ADSs), unless such income is effectively connected with the conduct by the non-U.S. holder or foreign corporation of a trade or business in the United States.

Taxation of Capital Gains

A gain or loss realized by a U.S. holder on the sale or other disposition of Series L Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the Series L Shares or ADSs. Any such gain or loss will be a long-term capital gain or loss if the Series L Shares or ADSs were held for more than one year on the date of such sale. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of Series L Shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of Series L Shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of Series L Shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series L Shares.

A non-U.S. holder of Series L Shares or ADSs will not be subject to U.S. federal income or withholding tax on any gain realized on the sale of Series L Shares or ADSs, unless (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or (ii) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

United States Backup Withholding and Information Reporting

A U.S. holder of Series L Shares or ADSs may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. holder, such as dividends or the proceeds of a sale or disposition of Series L Shares or ADSs, unless such holder (i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability. While non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

Mexican Federal Tax Considerations

General

For purposes of Mexican taxation, a natural person is a resident of Mexico if he or she has established his or her home in Mexico, or when he or she has homes both in Mexico and abroad. For tax purposes, Mexico shall be considered that person’s residence when his or her center of vital interests is located therein. It is considered that the center of vital interests of an individual is situated in Mexico, among other cases, when more than 50% of that person’s total income in a calendar year originates from a source of wealth located in Mexico or when the main center of that person’s professional activities is located therein. A legal entity is a resident of Mexico if it was incorporated under the Mexican Law or if its principal administrative body is located in Mexico. A Mexican citizen or a legal entity with its corporate domicile in Mexico and established under Mexican law is presumed to be a resident of Mexico unless such person or entity can demonstrate otherwise. If a legal entity has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico in accordance with relevant tax provisions.

Grant, Exercise and Lapse of Rights

For purposes of Mexican taxation, holders of Series L Shares and ADSs who receive rights to acquire Series L Shares or ADSs in the offering will not be subject to any tax consequences as a result of the grant exercise or lapse of rights.

Taxation of Dividends

Dividends, either in cash or in any other form, paid with respect to the Series L Shares will not be subject to any Mexican withholding or other Mexican tax. The company will be required to pay a 32% tax on 1.515 times the amount of the dividend, if the dividend is not paid from earnings which have already been subject to income taxes, as shown in the required record of such previously taxed earnings.

Taxation of Capital Gains

The sale or other disposition of ADSs will not be subject to Mexican tax. Deposits and withdrawals of ADSs will not give rise to Mexican tax or transfer duties.

Gains realized on the sale or other disposition of Series L Shares will not be subject to any Mexican tax if the sale is carried out through the Mexican Stock Exchange or any other recognized securities market, as determined by Mexican tax authorities. Gains realized on sales or other dispositions of Series L Shares made in other circumstances would be subject to Mexican income tax. Under the terms of the tax treaty, gains received by a (less than 25%) U.S. holder eligible for benefits under the tax treaty on disposition of Series L Shares will not generally be subject to Mexican tax, provided they are not attributable to a permanent establishment of such U.S. holder in Mexico. Gains of a non-U.S. holder eligible for benefits under a tax treaty to which Mexico is a party may be exempt, in whole or in part, from Mexican tax under the applicable treaty. Holders should consult with their tax advisers to determine their entitlement to benefits accorded under any applicable tax treaty.

Other Mexican Tax

There are no inheritance or succession taxes applicable to the ownership, transfer or disposition of Series L Shares or ADSs. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of Series L Shares or ADSs.

DESCRIPTION OF OUR SERIES L SHARES

The following is a summary of certain provisions of our bylaws and Mexican law relating to our Series L Shares. This summary is not complete. Our Series L Shares are described in greater detail in our bylaws, which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

General

Our bylaws provide for four series of capital stock, all with no par value:

•	Series A Shares;

•	Series B Shares;

•	Series D Shares; and

•	Series L Shares.

Our bylaws require that at least 75% of our capital stock be comprised of Series A Shares and Series D Shares and that up to 25% be comprised of Series L Shares. Our bylaws also require that Series A Shares represent no less than 51% of our capital stock, that Series D Shares represent no less than 25% of our capital stock, and that the Series B Shares together with the Series D Shares not exceed 49% of our capital stock.

As of December 31, 2001 and December 31, 2002, there were 726,750,000 Series A Shares, 427,500,000 Series D Shares and 270,750,000 Series L Shares outstanding. In connection with our acquisition of Panamco, we issued 117,328,519 Series A Shares and 304,045,678 Series D Shares. As of December 31, 2003 and March 31, 2004, there were 844,078,519 Series A Shares, 731,545,678 Series D Shares and 270,750,000 Series L Shares outstanding. In addition, 98,840,861 authorized but unissued Series L Shares that are the subject of this offering are held in treasury. No Series B Shares are outstanding.

Voting Rights; Transfer Restrictions

Series A Shares and Series D Shares have full voting rights but are subject to transfer restrictions. Although no Series B Shares have been issued, our bylaws provide for the issuance of Series B Shares with full voting rights that are freely transferable. Series L Shares are freely transferable but have limited voting rights. None of our shares are exchangeable for shares of a different series. The rights of all series of our capital stock are substantially identical except for:

•	restrictions on transfer of the Series A and Series D Shares;

•	limitations on the voting rights of Series L Shares;

•	the respective rights of the Series A, Series D and Series L Shares, voting as separate classes in a special meeting, to elect specified numbers of our directors and alternate directors (and the inability of the Series B Shares to vote for directors); and

•	prohibitions on non-Mexican ownership of Series A Shares.

Under our bylaws, holders of Series L Shares are entitled to vote only in limited circumstances. They may elect up to three of our 18 directors and, in certain circumstances where holders of Series L Shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect one or more additional directors. In addition, a quorum of 82% of our capital stock (including the Series L Shares) and the vote of at least a majority of our capital stock voting (and not abstaining) is required for:

•	the transformation of our company from one type of company to another (other than changing from a variable capital to fixed-capital corporation and vice versa);

•	any merger where we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of our company or our subsidiaries; and

•	cancellation of the registration of our shares with the Registro Nacional de Valores (the National Registry of Securities or RNV) by the Comisión Nacional Bancaria y de Valores (the Mexican Banking and Securities Commission or CNBV) or with other foreign stock exchanges on which our shares may be listed.

Holders of Series L Shares are not entitled to attend or to address meetings of shareholders at which they are not entitled to vote.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of these series but not rights of holders of shares of other series. In addition, a holder of shares of the series that might be prejudiced would be entitled to judicial relief against any prejudicial action taken without the required vote. The determination of whether an action requires a class vote on these grounds would initially be made by our board of directors or our statutory examiners. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a Mexican court. There are no other procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders’ Meetings

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law and the bylaws, including, principally, amendments to the bylaws, liquidation, dissolution, merger, transformation from one type of corporate form to another, change in nationality, change of corporate purpose, issuance of preferred stock and debentures, and increases and reductions of the fixed portion of the capital. In addition, our bylaws require an extraordinary meeting to consider the cancellation of the registration of our shares with the RNV or with other foreign stock exchanges on which its shares may be listed. All other maters are considered at an ordinary meeting.

Mexican law also provides for a special meeting of shareholders to allow holders of shares of a series to vote as a class on any action that would prejudice exclusively the rights of holders of such series.

An ordinary meeting of the holders of Series A and Series D Shares must be held at least once each year to consider the approval of the financial statements of our and certain of our subsidiaries for the preceding fiscal year and to determine the allocation of the profits of the preceding year. Annually the holders of the Series A, Series D and Series L Shares must appoint, remove or ratify their respective directors and statutory examiners, as well as determine their compensation.

Resolutions adopted at a extraordinary or ordinary shareholders meeting are valid when adopted by holders of at least a majority of the issued, subscribed capital stock voting (and not abstaining) at the meeting, while resolutions adopted at a special shareholders meetings will be valid when adopted by the holders of at least a majority of the issued, subscribed and paid shares of the series of shares entitled to attend the special meeting.

The quorum for special meetings of any series of shares is a majority of the holders of the issued, subscribed, capital stock of such shares, and action may be taken by holders of a majority of such shares. The quorum for ordinary and extraordinary meetings at which holders of Series L Shares are not entitled to vote is 76% of the holders of our Series A and Series D Shares, and the quorum for an extraordinary meeting at which holders of Series L Shares are entitled to vote is 82% of the issued, subscribed and paid capital stock.

The board of directors, our Mexican statutory examiners, or, under certain circumstances, a Mexican court, may call shareholders’ meetings. Holders of 10% or more of our capital stock may require the board of directors or the statutory examiners to call a shareholders meeting at which the holders of Series L Shares would be entitled to vote, and holders of 10% or more of the Series A and Series D Shares may require the board of directors or the statutory examiners to call a meeting at which the holders of Series L Shares would not be entitled to vote. Notice of meetings and the meeting agendas must be published in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares and receive a certificate from our corporate secretary (or, in the case of Series A or Series D Shares, from our transfer agent) authorizing participation in the meeting at least 48 hours in advance of the time set thereof or, in the case of Series L Shares held in book-entry form through Indeval, submit certificates evidencing a deposit of the shares with Indeval. If so entitled to attend the meeting, a shareholder may be represented by proxy. Our directors and statutory examiners may not act as proxies.

Under Mexican law, holders of 20% of our outstanding shares of common stock entitled to vote on a particular item may judicially oppose resolutions adopted at a shareholders’ meeting if the following conditions are met:

•	the holders file a complaint with a Mexican court within 15 days after the adjournment of the meeting at which this action was taken;

•	the holders’ complaint details the provisions of the Mexican law or our bylaws that are violated and the reason for their claim; and

•	the holders were not represented at the meeting when the action was taken or, if represented, voted against it.

Additional Transfer Restrictions

Our bylaws provide that no holder of Series A or Series D Shares may sell its shares unless it has disclosed the terms of the proposed sale and the name of the proposed buyer and has previously offered to sell the shares to the holders of the other series for the same price and terms as it intended to sell the shares to a third party. If the shareholders being offered shares do not choose to purchase the shares within 90 days of the offer, the selling shareholder is free to sell the shares to the third party at the price and under the specified terms. In addition, our bylaws impose certain procedures in connection with the pledge of any Series A or Series D Shares to any financial institution that are designed, among other things, to ensure that the pledged shares will be offered to the holders of the other Series at market value prior to any foreclosure. Finally, a proposed transfer of Series A or Series D Shares other than a proposed sale or a pledge, or a change of control of a holder of Series A or Series D Shares that is a subsidiary of a principal shareholder, would trigger rights of first refusal to purchase the shares at market value.

Dividend Rights

At the annual ordinary meeting of holders of Series A and Series D Shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board. The holders of Series A and Series D Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of the net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our historical capital stock (before the effect of restatement). Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits are available for distribution. All shares outstanding and fully paid (including Series L Shares) at the time a dividend or other distribution is declared are entitled to share equally in the dividend or other distribution. No series of shares is entitled to a preferred dividend. Shares that are only partially paid participate in a dividend or other distributions in the same proportion that the shares have been paid at the time of the dividend or other distributions. Treasury shares are not entitled to dividends or other distributions. After ten years, dividend entitlement lapses in favor of the company.

Liquidation

Upon our liquidation, a liquidator may be appointed to wind up our affairs. All fully paid and outstanding shares of capital stock (including Series L Shares) will be entitled to participate equally in any distribution upon liquidation. Shares that are only partially paid participate in any distribution upon liquidation in the proportion that they have been paid at the time of liquidation. There are no liquidation preferences for any series of our shares.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of the series to be issued has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares. Preemptive rights must be exercised within a term of not less than 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federación (The Official Gazette of Mexico) and in one of the newspapers of general circulation in our corporate domicile. Under Mexican law, preemptive rights cannot be waived in advance of the issuance thereof and cannot be represented by an instrument that is negotiable separately from the corresponding share. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs that are U.S. persons or located in the United States may be restricted in their ability to participate in the exercise of the preemptive rights. See “Risk Factors—Risks Related to the Series L Shares and the ADSs” for a description of the circumstances under which holders of ADSs may not be entitled to exercise preemptive rights.

Foreign Investment Legislation; Related Bylaw Provisions

Ownership by non-Mexicans of shares of Mexican enterprises is regulated by Ley de Inversión Extranjera (the 1993 Foreign Investment Law) and the subsequent 1998 regulations, the Foreign Investment Regulations. Comisión Nacional de Inversión Extranjera (the National Foreign Investment Commission) is responsible for the administration of the Foreign Investment Law. In order to comply with restrictions on the percentage of their capital stock that may be owned by non-Mexican investors, Mexican companies typically limit particular classes of their stock to Mexican ownership. Under the Foreign Investment Law, a trust for the benefit of one or more non-Mexican investors may qualify as Mexican if the trust meets certain conditions that will generally ensure that the non-Mexican investors do not determine how the shares are voted.

The Foreign Investment Law generally allows foreign holdings of up to 100% of the capital stock of Mexican companies. However, the law reserves certain economic activities exclusively for the Mexican state and certain other activities for Mexican individuals or Mexican corporations, the charters of which contain a prohibition on ownership by non-Mexicans of the corporation’s capital stock. Although the Foreign Investment Law grants broad authority to the Foreign Investment Commission to allow foreign investors to own more than 49% of the capital of Mexican enterprises after taking into consideration public policy and economic concerns, our bylaws provide that Series A Shares shall at all times constitute no less than 51% of all outstanding common shares (excluding Series L Shares) and may only be held by Mexican investors.

Under our bylaws, in the event Series A Shares are subscribed or acquired by any other shareholders holding shares of any other series, and the shareholder has a nationality other than Mexican, these Series A Shares are automatically converted into shares of the same series of stock that this shareholder owns, and this conversion will be considered perfected at the same time as the subscription or acquisition, provided however that Series A Shares may never represent less than 51% of the outstanding capital stock.

Other Provisions

Redemption. Our fully paid shares are subject to redemption in connection with either (i) a reduction of capital stock or (ii) a redemption with retained earnings, which, in either case, must be approved by our shareholders at an extraordinary shareholders’ meeting. The shares subject to any such redemption would be selected by us by lot or in the case of redemption with retained earnings, by purchasing shares by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with the Mexican Companies Law.

Capital Variations. According to our bylaws, any change in our authorized capital stock requires a resolution of an extraordinary meeting of shareholders. We are permitted to issue shares constituting fixed capital and shares constituting variable capital. At present, all of the issued shares of our capital stock constitute fixed capital. The fixed portion of our capital stock may only be increased or decreased by amendment of our bylaws upon resolution of an extraordinary meeting of the shareholders. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary meeting of the shareholders without amending the bylaws. Under Mexican law and our bylaws, the outstanding variable portion of our stock may be redeemed at the holder’s option at any time at a redemption price equal to the lower of:

•	95% of the average market value of the shares on the Mexican Stock Exchange for 30 trading days on which the shares were quoted preceding the date on which the exercise of the option is effective; and

•	the book value of the shares at the end of the fiscal year in which the exercise of the option is effective.

If this option is exercised during the first three quarters of a fiscal year, it is effective at the end of that fiscal year, but if it is exercised during the fourth quarter, it is effective at the end of the next succeeding fiscal year. The redemption price would be payable following the ordinary meeting at which the relevant annual financial statements are approved.

Fixed capital cannot be redeemed. Requests for redemption are satisfied only to the extent of available variable capital and in the order in which the requests are received. Requests that are received simultaneously are satisfied pro rata to the extent of available capital.

Forfeiture of Shares. As required by Mexican law, our bylaws provide that our non-Mexican shareholders formally agree with the Secretaría de Relaciones Exteriores (the Ministry of Foreign Affairs) to:

•	to be considered as Mexicans with respect to our shares that they acquire or hold as well as to the property, rights, concessions, participation or interest owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

•	not to invoke the protection of their own governments in matters relating to their ownership of our shares.

Failure to comply with these provisions is subject to a penalty of forfeiture of the shareholders’ capital interests in favor of Mexico. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking its government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder. In the opinion of Carlos Aldrete Ancira, our General Counsel, under this provision a non-Mexican shareholder is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If the shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that this provision be included in the bylaws of all Mexican corporations unless the bylaws prohibit ownership of shares by non-Mexican persons.

Purchase of Our Own Shares. According to our bylaws, we generally may not repurchase our shares, subject to certain exceptions. First, we may repurchase fully paid shares for cancellation with distributable earnings pursuant to a decision of an extraordinary meeting of shareholders. Second, pursuant to judicial adjudication, we may acquire the shares of a shareholder in satisfaction of a debt owed to us by that shareholder; we must sell any shares so acquired within three months, otherwise our capital stock will be reduced and the shares cancelled. Third, in accordance with our bylaws, we would also be permitted to repurchase our own shares on the Mexican Stock Exchange under certain circumstances, with funds from a special reserve authorized for that purpose by an ordinary shareholders meeting. We may hold the shares we repurchase until subsequently subscribed for and sold. These repurchased shares may not be represented in any shareholders meeting.

Actions Against Directors. Actions for civil liabilities against directors may be initiated by resolution passed at an ordinary shareholders’ meeting. In the event the shareholders decide to bring the action, the directors against whom the action is brought immediately cease to be directors. Additionally, shareholders (including holders of Series L Shares) representing, in the aggregate, not less than 15% of the outstanding shares may directly bring an action against directors, provided that (i) the shareholders did not concur in the decision at the shareholders’ meeting not to take action against the directors and (ii) the claim covers all the damages alleged to have been caused to us and not only the portion corresponding to the shareholders. Any recovery of damages with respect to the action will be for our benefit and not for the shareholders bringing action.

Appraisal Rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the company or transformation from one form of company to another, any shareholder entitled to vote who has voted against the change may withdraw from our company and receive the amount attributable to its shares under Mexican law, provided that the shareholder exercises its rights within 15 days following the adjournment of the meeting at which the change was approved. In this case, the shareholder would be entitled to the reimbursement of its shares, in proportion to the company’s assets in accordance with the last approved balance sheet. Because holders of Series L Shares are not entitled to vote on certain types of these changes, these withdrawal rights are available to holders of Series L Shares in fewer cases than to holders of other series of our capital stock.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above under “—Shareholders’ Meetings.”

As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a United States company.

In addition, under the United States federal securities laws, as a foreign private issuer, we are exempt from certain rules that apply to domestic United States issuers with equity securities registered under the United States Securities Exchange Act of 1934, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the New York Stock Exchange, Inc., including the requirements concerning independent directors.

DESCRIPTION OF OUR ADSs

We have appointed The Bank of New York as ADS depositary pursuant to the Deposit Agreement entered into by us with The Bank of New York and registered holders and beneficial owners from time to time of ADRs issued under the Deposit Agreement. The Bank of New York’s offices are located at 101 Barclay Street, New York, New York 10286. ADSs represent ownership interests in securities that are on deposit with the ADS depositary. The ADS depositary typically appoints a custodian to safekeep the securities on deposit. ADSs are normally evidenced by certificates that are commonly known as American Depositary Receipts or ADRs.

Set forth below is a summary description of the material terms of the ADSs and the material rights of a holder of ADSs. Because it is a summary, it does not describe every aspect of the ADSs and the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement, which includes the form of ADR. The Deposit Agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information” for information on how to obtain copies of the Deposit Agreement.

American Depositary Receipts

Under the Deposit Agreement, the ADS depositary executes and delivers ADRs evidencing ADSs. Each ADS represents ten Series L Shares. See “Description of Our Series L Shares.” Only persons in whose names ADRs are registered on the books of the ADS depositary will be treated by us and the ADS depositary as owners of ADSs.

Deposit and Withdrawal of Series L Shares

The Series L Shares that are represented by ADSs are deposited with Bancomer, S.A., Mexico City, the custodian and agent of the ADS depositary in Mexico, which we refer to as the custodian, in an account maintained with Indeval and registered in the name of the custodian. The custodian is the holder of record of all Series L Shares represented by ADSs. Subject to the terms and conditions of the Deposit Agreement, upon transfer of additional Series L Shares to the account of the custodian at Indeval, the ADS depositary will execute and deliver additional ADRs. Ownership of beneficial interests in the Series L Shares transferred in this way will be shown on, and transfers of the ownership of such interests will be effected through, records maintained by Indeval or institutions with accounts at Indeval.

When Series L Shares are deposited or evidence of rights to receive Series L Shares by physical delivery or electronic transfer is given to the custodian, the ADS depositary will execute and deliver ADRs, either to its corporate trust office, or upon written order directly to named person(s) for the number of ADSs issuable in respect of such deposit of Series L Shares. The deposit of Series L Shares or evidence of rights to receive Series L Shares must be accompanied by appropriate instruments or evidence of transfer acceptable to the custodian, a delivery order and any other documents the custodian or the ADS depositary may require. The ADR delivery will only be made upon payment of applicable fees, taxes and other charges.

A holder of ADSs is entitled to surrender its ADSs to the ADS depositary for cancellation and to receive delivery of the underlying Series L Shares represented by its ADSs. In order to withdraw the underlying Series L Shares represented by its ADSs, the holder withdrawing will be required to pay the fees of the ADS depositary for cancellation of its ADSs and the charges and taxes payable for the transfer of the deposited securities being withdrawn. A holder will have the right to withdraw the underlying Series L Shares at any time except for:

•	temporary delays that may arise because the transfer books of the ADS depositary or our transfer books are closed, or the deposited securities are immobilized on account of a shareholder’s meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges;

•	restrictions imposed on account of laws or governmental regulations relating to the Series L Shares or the ADSs or to the withdrawal of securities on deposit; and

•	any other reason that may at any time be specified in paragraph I(A)(1) of the General Instructions to Form F-6.

Upon surrender of ADSs at the corporate trust office of the ADS depositary, and after payment of the fees, taxes and governmental charges provided in the Deposit Agreement and, subject to the terms and conditions of the Deposit Agreement, ADS holders are entitled to delivery, to them or upon their order, of the Series L Shares (or, if the Series L Shares are in book entry form, registration of ownership) and any other property represented by the surrendered ADSs. The delivery will be made at the office of the custodian except that the ADS depositary may deliver any property at its office. The holder withdrawing the ADSs assumes the risk for delivery of all funds and securities upon withdrawal.

Pre-Release Transactions

Neither the ADS depositary nor the custodian may deliver Series L Shares except upon the receipt and cancellation of ADSs. However, the ADS depositary may in some circumstances deliver ADSs before receiving a deposit of Series L Shares. These transactions are commonly referred to as “pre-release transactions.” The ADS depositary may also deliver Series L Shares upon surrender of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release transaction is closed out as soon as the underlying Series L Shares are delivered to the ADS depositary. The ADS depositary may receive ADSs instead of Series L Shares to close out a pre-release transaction. The Deposit Agreement limits the aggregate size of the pre-release transactions and imposes a number of conditions on such transactions including the need to receive collateral, the type of collateral required, and the representations required from brokers or the individual to whom ADSs or Series L Shares are to be delivered. In addition, upon timely notification by the company in anticipation of a distribution on Series L Shares, as of a business day following such notification and until one business day following a distribution record date, the depositary may not permit new pre-release transactions and shall use its reasonable efforts to close out outstanding pre-release transactions. The ADS depositary may retain the compensation received from the pre-release transactions.

Dividends, Other Distributions and Rights

If you become a holder of ADSs, you will usually have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal restrictions. Holders will receive distributions they are entitled to receive under the terms of the Deposit Agreement in proportion to the number of ADSs they hold as of a specified record date.

Whenever we make a cash dividend or other cash distribution for the deposited securities, the ADS depositary will convert the cash dividend or other cash distribution into U.S. dollars and distribute the proceeds of the conversion in proportion to the number of ADSs held, so long as the conversion is reasonable and the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by the holders under the terms of the Deposit Agreement. If the ADS depositary determines that currency other than U.S. dollars received by it cannot be converted on a reasonable basis and transferred, then the ADS depositary may distribute the foreign currency, if requested by a holder, or hold such foreign currency (without liability for interest) for the respective accounts of the ADS holders entitled to receive the currency.

Whenever we make a free distribution of Series L Shares, the ADS depositary will either distribute to holders ADSs representing the Series L Shares deposited or modify the ADS to deposited security ratio, in which case each ADS you hold will represent rights and interest in the additional Series L Shares so deposited. The ADS depositary will distribute only whole numbers of ADSs. The ADS depositary will sell any remaining fractional entitlements and distribute the proceeds of that sale in the same manner as in a cash distribution. The distribution of the new ADSs will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay those taxes and governmental charges, the ADS depositary may sell all or a portion of the Series L Shares.

Whenever we intend to offer rights to the holders of Series L Shares to subscribe for additional securities or any other rights of any other nature, after consultation with us, the ADS depositary will determine the procedure to be followed in making such rights available to ADS holders or in disposing of such rights for the benefit of such ADS holders and making the net proceeds available in U.S. dollars to such ADS holders. If the ADS depositary determines it is lawful and feasible, the ADS depositary may, and will, at our request, make the rights available to ADS holders by means of warrants or otherwise. If the ADS depositary determines that it is not lawful or feasible to make the rights available to ADS holders but that it is lawful and feasible to sell the rights, the ADS depositary may, and will if we request, sell the rights or warrants or other instruments at public or private sale, at such place or places and upon proper terms, allocating the net proceeds of the sale for the accounts of the ADS holders otherwise entitled to such rights, warrants or other instruments upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of an ADS or ADSs or otherwise. Any disposal of securities or subscription rights as described above may reduce the proportionate equity interest of the ADS holders.

We may, in our sole discretion, decide not to register under the Securities Act securities to which such rights relate where registration under the Securities Act may be required in connection with the offer or sale of such securities. In such case, ADS holders would not be permitted to purchase such securities or otherwise exercise such rights and the ADS depositary may dispose of such rights for the account of such holders as described in the prior paragraph. Such a disposal of such rights may reduce the equity interest of the holders of ADSs in us. Because Mexican law prohibits the issuance of pre-emptive rights in negotiable form, there is unlikely to be any opportunity for the ADS depositary to sell pre-emptive rights.

If the ADS depositary determines that a distribution of property other than cash (including Series L Shares or subscription rights for Series L Shares) is subject to any taxes or governmental charges that the ADS depositary is obligated to withhold, the ADS depositary may dispose of all or a portion of such property in such amounts and in such manner, including by public or private sale, as the ADS depositary deems necessary and practicable to pay such taxes or governmental charges, and thereafter will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the ADS holders entitled thereto.

Changes Affecting Deposited Securities

The deposited securities held on deposit in respect of ADSs may change from time to time as a result, for example, of a change in nominal or par value, any split-up, consolidation or other reclassification of Series L Shares, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us or to which it is a party. If any such change were to occur, ADSs will, to the extent permitted by law, represent the right to receive the property received or exchanged or in respect of the deposited securities held on deposit. The ADS depositary may in such circumstances deliver additional ADSs to holders of ADSs or call for the exchange of ADRs for replacement ADRs.

Record Dates

The ADS depositary will fix a record date and provide notice to ADS holders for any of the following: (i) any cash dividend or other cash distribution, (ii) any distribution other than cash, (iii) rights issued with respect to the Series L Shares, (iv) if for any reason the ADS depositary causes a change in the number of Series L Shares that are represented by ADSs, or (iv) whenever the ADS depositary receives notice of any meeting of holders of Series L Shares. The record date, which, to the extent practicable, will be either (x) the same record date fixed by us or (y) if different than the record date fixed by us, a date fixed after consultation with us, will determine the ADS holders who are entitled to receive such dividend, distribution or rights, or net proceeds of the sale thereof, to exercise the rights of ADS holders with respect to the changed number of Series L Shares, or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Deposit Agreement.

Voting of the Underlying Deposited Securities

At our request, the ADS depositary will coordinate with us the mailing to holders of ADSs of any notice of shareholders’ meetings together with important information including how to instruct the depositary to exercise the voting rights, if any, with respect to the Deposited Securities.

If the ADS depositary receives your voting instructions by the cutoff date it establishes, it will endeavor, insofar as practicable, to vote or cause to be voted the amount of Series L Shares so represented in accordance with the instructions set forth in such instructions. We cannot assure that you will receive the notice described in this paragraph sufficiently prior to the date established by the ADS depositary for the receipt of instructions to ensure that the ADS depositary will in fact receive such instructions on or before such date. The ADS depositary shall not vote or attempt to exercise the right to vote that attaches to the Series L Shares other than in accordance with your instructions.

Reports and Notices

Either on or before the day we send a notice of any shareholders meeting or any adjourned meeting, or any taking of any action in respect of any cash or other distributions, we will send to the ADS depositary and the custodian a copy of the notice.

We will also promptly furnish to the custodian in English, any reports, notices or other communications generally transmitted to shareholders, as well as English language versions of our annual reports, which will include a review of operations, and its audited consolidated financial statements prepared in accordance with Mexican GAAP together with a reconciliation to U.S. GAAP of net income and stockholders’ equity. We also will furnish our unaudited quarterly consolidated financial statements in English prepared in accordance with Mexican GAAP. Upon receipt of these items, the ADS depositary, unless otherwise agreed with us, will at our expense, promptly arrange to mail reports (or summaries thereof) to all ADS holders or, at our request, make notices, reports (other than the annual and quarterly reports described in the preceding two sentences) and other communications available to all ADS holders on a basis similar to that for holders of the Series L Shares, or on such other basis as we may advise the ADS depositary is required by any applicable law, regulation or stock exchange requirement.

The ADS depositary will make available for inspection by ADS holders at its office any reports and communications received from us, including any proxy soliciting material distributed by us, which are both (a) received by the ADS depositary as the holder of the Series L Shares and (b) made generally available to the holders of such Series L Shares by us. The ADS depositary will also send to ADS holders copies or summaries of such reports and communications when furnished by us as provided in the Deposit Agreement. The ADS depositary will also, at our request or upon notice that we have not furnished any stock exchange with public reports, documents, or other information required by the Securities Exchange Act of 1934 or otherwise, promptly furnish to such stock exchange copies of all annual or other periodic reports and other notices and communications to the extent received by the ADS depositary, the custodian or their respective nominees, as holders of Series L Shares.

We are required to file certain reports with the SEC pursuant to the Exchange Act. Such reports are available for review and copying at the public reference facilities of the SEC. We are exempt from the rules under the Exchange Act prescribing the furnishing and the content of proxy statements.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and the Deposit Agreement may be amended at any time by us and the ADS depositary. Any amendment that imposes or increases any fees or charges (other than taxes and governmental charges), or that otherwise prejudices any substantial existing right of ADS holders, will not effect the outstanding ADSs until the expiration of 30 days after notice of such amendment has been given to the holders of outstanding ADSs. Every holder of an ADS and every owner of a beneficial interest in an ADS at the time such amendment becomes effective will be deemed, by continuing to hold such ADS, to consent and agree to such amendment and to be bound by the amended Deposit Agreement. Except to comply with mandatory provisions of applicable law, in no event may any amendment impair the right of any ADS holder to surrender its ADSs in exchange for the underlying Series L Shares or other deposited securities represented by those ADSs.

If we so instruct, the ADS depositary will terminate the Deposit Agreement by mailing a termination notice to the holders of all applicable ADSs then outstanding at least 30 days prior to the date fixed in such notice for the termination. The ADS depositary may also terminate the Deposit Agreement at any time 90 days after the ADS depositary shall have delivered to us a notice of its election to resign. If any ADSs remain outstanding after the date of termination, the ADS depositary will discontinue the registration of transfers of ADSs subject to the Deposit Agreement, will suspend the distribution of dividends to the holders and will not give any further notices or perform any further acts under such Deposit Agreement, except (1) the collection of dividends and other distributions pertaining to the Series L Shares and any other property represented by such ADSs, (2) the sale of rights as provided in the Deposit Agreement and (3) the delivery of Series L Shares, together with any dividends or other distributions and the net proceeds of the sale of any rights or other property received, in exchange for surrendered ADSs subject to the applicable terms of the Deposit Agreement, including the payment of the fees and other charges of the ADS depositary. As soon as practicable after the expiration of one year from the date of termination, the ADS depositary may sell the Series L Shares and any other property represented by such ADSs and hold the net proceeds, together with any other cash then held, without liability for interest, in trust for the pro rata benefit of the holders of ADSs that have not already been surrendered. After making such sale, the ADS depositary will be discharged from all its obligations to us except for certain indemnification and accounting obligations. Upon the termination of the Deposit Agreement, we will also be discharged of all obligations, except for certain obligations to the ADS depositary.

Fees and Charges of ADS depositary

An ADS holder is required to pay the following fees and charges to the ADS depositary:

Service	Fees
Execution and delivery of ADSs	Up to 5¢ per ADS issued
Cancellation of ADSs	Up to 5¢ per ADS cancelled
Distribution of cash upon sale of securities or rights	A fee equivalent to the fee that would be payable if the securities or the securities to which the rights relate had been shares and the shares had been deposited for issuance of ADSs, but not more than the amount of the available proceeds.

An ADS holder also is responsible to pay expenses of the ADS depositary and taxes and governmental charges including, but not limited to:

•	transfer and registration fees charged by the registrar and transfer agent for eligible and deposited securities, such as upon deposit of eligible securities and withdrawal of deposited securities;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	expenses incurred for converting foreign currency into U.S. dollars; and

•	taxes and duties upon the transfer of securities, such as when you deposit eligible securities or withdraw deposited securities.

We have agreed to pay some of the other charges and expenses of the ADS depositary. Note that the fees and charges that a holder of ADSs is required to pay vary over time and may be changed by us and by the ADS depositary.

Liability of Holders for Taxes or Other Charges

Holders of ADSs will be responsible for the taxes and other governmental charges or expenses payable by the custodian, the ADS depositary or its nominee as the registered holder of any deposited Series L Shares represented by ADSs. We, the ADS depositary and the custodian may deduct from any distribution the taxes, governmental charges or expenses payable by ADS holders and may sell any and all property on deposit to pay the taxes, governmental charges or expenses payable by ADS holders. Holders of ADSs will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

Execution, Transfer and Surrender of American Depositary Shares

The ADSs are transferable on the books of the ADS depositary, provided that the ADS depositary may close the transfer books, at any time and from time to time, when deemed expedient by it in connection with the performance of its duties or at our request. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADS, or transfer or withdrawal of Series L Shares, the ADS depositary, we or the custodian may require payment from the holder, the person presenting the ADS or the depositor of such Series L Shares of a sum sufficient to reimburse it for any tax or other governmental charge, and any stock transfer or registration fee with respect thereto and payment of any applicable fees payable to the ADS depositary. The ADS depositary may refuse to deliver ADSs, register the transfer of any ADS or make any distribution of, or related to, the underlying Series L Shares or until it has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership or other information as it may reasonably deem necessary or proper. The execution and delivery or transfer of ADSs generally may be suspended during any period when the transfer books of the ADS depositary or we are closed or if any such action is deemed necessary or advisable by the ADS depositary or us at any time or from time to time.

The surrender of outstanding ADSs and withdrawal of the underlying Series L Shares may not be suspended, except as required in connection with:

•	temporary delays that may arise because the transfer books of the ADS depositary or we are closed, or the deposited securities are immobilized on account of a shareholder’s meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges;

•	restrictions imposed on account of laws or governmental regulations relating to Series L Shares or the ADSs or to the withdrawal of securities on deposit; and

•	any other reason that may at any time be specified in paragraph I(A)(1) of the General Instructions to Form F-6.

ADR holders may inspect the transfer books of the ADS depositary at any reasonable time, provided that such inspection shall not be for the purpose of communicating with holders of ADSs in the interest of a business or object other than our business or a matter related to the Deposit Agreement or the ADSs.

General

Neither the ADS depositary nor we will be liable to holders of ADSs if prevented or delayed in performing their obligations under the Deposit Agreement by the law of any country, by any governmental authority or by any circumstances beyond their control or any provision of the our by-laws or of the Series L Shares deposited pursuant to the Deposit Agreement. Our obligations and those of the ADS depositary to holders of ADSs under the Deposit Agreement are expressly limited to performing their respective duties specified therein without negligence or bad faith.

So long as any ADRs or ADSs evidenced thereby are listed on one or more stock exchanges, the ADS depositary will act as registrar or, with our approval, appoint a registrar or one or more co-registrars, for registration of such ADRs in accordance with any requirements of such exchanges.

VALIDITY OF SECURITIES

The validity of the Series L Shares offered and sold in this offering will be passed upon by Carlos Aldrete Ancira, our general counsel.

EXPERTS

The financial statements of Coca-Cola FEMSA, S. A. de C. V incorporated by reference, in this prospectus, from the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report, incorporated herein by reference, (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the acquisition of Panamerican Beverages Inc. and the adoption of Mexican generally accepted accounting standards C-8 “Intangible Assets”, C-9 “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” and C-2 “Financial Instruments”), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The 2002 financial statements and the related financial statement schedule of Panamco incorporated in this prospectus by reference from Panamco’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the application of procedures relating to certain disclosures and reclassification of financial statement amounts related to the 2001 and 2000 financial statements that were audited by other auditors who have ceased operations and for which Deloitte & Touche LLP has expressed no opinion or other form of assurance other than with respect to such disclosures and reclassification and relating to a 2002 change in Panamco’s method of accounting for goodwill), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheets of Panamco as of December 31, 2001 and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the two years in the period ended December 31, 2001 were audited by Arthur Andersen LLP. The company has not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP, as required by section 7 of the Securities Act. Accordingly, you will not be able to sue Arthur Andersen LLP, pursuant to section 11(a)(4) of the Securities Act and therefore your right to recovery under that section may be limited as a result of the lack of consent.

ENFORCEABILITY OF CIVIL LIABILITIES

Coca-Cola FEMSA is a variable capital stock corporation (sociedad anónima de capital variable) organized under the laws of Mexico. In addition, most of our directors, officers and controlling persons, as well as certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of their assets and our assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of Carlos Aldrete Ancira, our general counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

FORWARD-LOOKING STATEMENTS

This prospectus contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with The Coca-Cola Company, movements in the prices of raw materials, competition, significant developments in economic or political conditions in Latin America, particularly in Mexico, or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Series L Shares and ADSs are being sold only in jurisdictions where sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of ADSs.

98,840,861 Series L Shares

in the form of

American Depositary Shares

COCA-COLA FEMSA, S.A. DE C.V.

PROSPECTUS

    , 2004

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

Under Mexican law, when an officer or director of a corporation acts within the scope of his or her authority, the corporation will answer for any resulting liabilities or expenses. In addition, the Board of Directors of the registrant has expressly resolved that the registrant will indemnify and hold harmless each director or officer of the registrant against liabilities incurred in connection with the distribution of the securities registered under this Registration Statement.

Item 9. Exhibits

The following exhibits are filed or incorporated by reference as part of this Registration Statement:

Ex. No.	Description

4.1	Amended and Restated Bylaws (Estatutos Sociales) of Coca-Cola FEMSA, dated December 9, 2003 (English translation) (incorporated by reference to Exhibit 1.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F on April 5, 2004 (File No. 1-12260)).

4.2	Specimen certificate for Series L Shares (with English translation) (incorporated by reference to Exhibit 4.2 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.3	Deposit Agreement (including the form of American Depositary Receipt), dated as of September 1, 1993 among Coca-Cola FEMSA, the Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit (a) to the Registration Statement of Coca-Cola FEMSA on Form F-6 filed on April 11, 1997 (File No. 333-06772))

4.4	Rights Agency Agreement, dated as of , 2004 between Coca-Cola FEMSA and The Bank of New York.*

5.1	Opinion of Lic. Carlos E. Aldrete.*

23.1	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C. with respect to the financial statements of Coca-Cola FEMSA.*

23.2	Consent of Deloitte & Touche LLP with respect to the 2002 financial statements of Panamco.*

23.3	Consent of Lic. Carlos E. Aldrete (see Exhibit 5.1).*

24.1	Powers of Attorney of Directors and Officers.*

*	To be filed by amendment.

Item 10. Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Coca-Cola FEMSA, S.A. de C.V., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on July 6, 2004.

COCA-COLA FEMSA, S.A. DE C.V.

By	/s/ HÉCTOR TREVIÑO GUTIÉRREZ
Héctor Treviño Gutiérrez
Chief Financial and Administrative Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Carlos E. Aldrete and Héctor Treviño Gutiérrez or any one or more of them, his true and lawful attorneys-in-fact, for him or her and in his or her name, place and stead, to sign any or all amendments (including post-effective amendments) to this registration statement and to cause the same to be filed, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite or desirable to be done in and about the premises as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact may do or cause to be done by virtue of these presents.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 6, 2004.

Name	Title

/S/ CARLOS SALAZAR LOMELÍN Carlos Salazar Lomelín	Chief Executive Officer

/S/ HÉCTOR TREVIÑO GUTIÉRREZ Héctor Treviño Gutiérrez	Chief Financial Officer and Administrative Officer

/S/ JAVIER DÁVILA PARÁS Javier Dávila Parás	Controller

/S/ JOSÉ ANTONIO FERNÁNDEZ CARBAJAL José Antonio Fernández Carbajal	Director

/S/ ALFONSO GARZA GARZA Alfonso Garza Garza	Director

José Luis Cutrale	Director

/S/ CARLOS SALAZAR LOMELÍN Carlos Salazar Lomelín	Director

Ricardo Guajardo Touché	Director

Name	Title

Alfredo Martínez Urdal	Director

/S/ FEDERICO REYES GARCIA Federico Reyes Garcia	Director

/S/ EDUARDO PADILLA SILVA Eduardo Padilla Silva	Director

/S/ ARMANDO GARZA SADA Armando Garza Sada	Director

/S/ DANIEL SERVITJE MONTUL Daniel Servitje Montul	Director

/S/ ENRIQUE SENIOR Enrique Senior	Director

/S/ GARY FAYARD Gary Fayard	Director

/S/ STEVEN J. HEYER Steven J. Heyer	Director

/S/ CHARLES H. MCTIER Charles H. McTier	Director

/S/ EVA GARZA GONDA DE FERNÁNDEZ Eva Garza Gonda de Fernández	Director

/S/ ALEXIS E. ROVZAR DE LA TORRE Alexis E. Rovzar de la Torre	Director

/S/ JOSÉ MANUEL CANAL HERNANDO José Manuel Canal Hernando	Director

/S/ FRANCISCO ZAMBRANO RODRÍGUEZ Francisco Zambrano Rodríguez	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF COCA-COLA FEMSA, S.A. DE C.V.

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Coca-Cola FEMSA, S.A. de C.V., has signed this Registration Statement in the City of Newark, Delaware, on July 6, 2004.

By	/s/ DONALD PUGLISI
Donald Puglisi Puglisi & Associates

Exhibit Index

The following exhibits are filed or incorporated by reference as part of this Registration Statement:

Ex. No.	Description

4.1	Amended and Restated Bylaws (Estatutos Sociales) of Coca-Cola FEMSA, dated December 9, 2003 (English translation) (incorporated by reference to Exhibit 1.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F on April 5, 2004 (File No. 1-12260)).

4.2	Specimen certificate for Series L Shares (with English translation) (incorporated by reference to Exhibit 4.2 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.3	Deposit Agreement (including the form of American Depositary Receipt), dated as of September 1, 1993 among Coca-Cola FEMSA, the Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit (a) to the Registration Statement of Coca-Cola FEMSA on Form F-6 filed on April 11, 1997 (File No. 333-06772))

4.4	Rights Agency Agreement, dated as of , 2004 between Coca-Cola FEMSA and The Bank of New York.*

5.1	Opinion of Lic. Carlos E. Aldrete.*

23.1	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C. with respect to the financial statements of Coca-Cola FEMSA.*

23.2	Consent of Deloitte & Touche LLP with respect to the 2002 financial statements of Panamco.*

23.3	Consent of Lic. Carlos E. Aldrete (see Exhibit 5.1).*

24.1	Powers of Attorney of Directors and Officers.*

*	To be filed by amendment.